SECU 15026957 MISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Souza Barros Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite #1120
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raiko Bikelis 305-967-7900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 24 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Raiko Bikelis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Souza Barros Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Notary Public State of Florida
Claudia Palacio
My Commission EE075059
Expires 03/20/2015

(Signature)

President & CEO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Souza Barros Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Souza Barros Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Souza Barros Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Souza Barros Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Souza Barros Securities, Inc.'s financial statements. The supplemental information is the responsibility of Souza Barros Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

February 20, 2015
Miami, Florida

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS

SOUZA BARROS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CASH AND CASH EQUIVALENTS, INCLUDING $50,678 SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS (NOTE 5)	$	953,880
RECEIVABLE FROM BROKER (NOTE 5)		238
DEPOSIT AT BROKER (NOTE 5)		250,000
RESTRICTED CERTIFICATE OF DEPOSIT (NOTE 4)		12,474
OTHER ASSETS (NOTE 6)		61,024
PROPERTY AND EQUIPMENT, NET (NOTE 3)		7,109
	$	1,284,725
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$	241,753
COMMITMENTS AND CONTINGENCIES (NOTE 4)		
STOCKHOLDER'S EQUITY		1,042,972
	$	1,284,725

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Souza Barros Securities, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company is a wholly owned subsidiary of The Giant Holding International, Ltd. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Revenue from a company affiliated by common ownership accounted for approximately 74% of total revenue for the year ended December 31, 2014.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since 2011 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company's Net Capital was $962,365 which exceeded the requirements by $712,365. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.25 to 1 at December 31, 2014.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Furniture and fixtures	$ 30,204
Office equipment	59,835
	90,039
Less: accumulated depreciation	(82,930)
	$ 7,109

Depreciation expense amounted to $4,933 for the year ended December 31, 2014.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in November 2018. In addition, the Company also leases a software license under a non-cancelable operating lease.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2014 are as follows:

2015	237,549
2016	239,607
2017	164,733
2018	69,000
	$ 710,889

Rent expense for the office facility amounted to $72,156 for the year ended December 31, 2014. The expense for the software license amounted to $169,440 for the year ended December 31, 2014, and is included in communications in the accompanying statement of operations.

NOTE 4. COMMITMENTS AND CONTINGENCIES (Continued)

Letter of Credit with Bank

At December 31, 2014, the Company maintained a $12,474 irrevocable standby letter of credit issued in favor of the lessor holding the Company's office facility lease. The letter of credit expires in September 2015, with automatic one year renewals thereafter. As collateral for the letter of credit, the Company maintains a certificate of deposit in the amount of $12,474.

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows. During 2014, the Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") with FINRA related to a 2012 FINRA investigation. As part of the AWC, the Company was fined $75,000, which was accrued for as of December 31, 2014.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. The underlying agreement expires in July 2016 and provides for early termination fees of $500,000. On December 31, 2014, $844,857 of cash and cash equivalents, the receivable from broker, and the deposit at broker as reflected in the accompanying statement of financial condition, are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In connection with margin activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. RELATED PARTY TRANSACTIONS

Transactions with Affiliate

In the normal course of business, the Company engages in securities transactions with a company that is affiliated through common ownership and its parent. The Company earned commission of $1,692,730 on these transactions for the year ended December 31, 2014, which are included as part of commissions in the accompanying statement of operations. As of December 31, 2014, $40,057 is due from the affiliated company for commissions earned. This amount is included in other assets in the accompanying statement of financial condition.

NOTE 7. INCOME TAXES

At December 31, 2014, the Company has a deferred tax asset of approximately $1,633,000 relating to its net operating loss carryforward and temporary differences in the tax and book basis of capitalized assets, principally start up expenses deferred and amortized for income tax purposes. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2014, the Company has a net operating loss carryforward of approximately $3,724,830. The net operating loss carryforward, if not used, begins expiring in 2028.

For the year ended December 31, 2014, the Company recorded an income tax benefit of approximately $102,000, which was offset by a valuation allowance in the same amount. The effective tax rate differed from the federal statutory rate of 34%, principally due to the change in the deferred tax asset valuation allowance.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company matches 50% of employee deferrals up to 4% of annual compensation. The Company's profit sharing expense is recognized in the year incurred. The Company's contributions to the Plan amounted to $6,197 for the year ended December 31, 2014 and is included in salaries in the accompanying statement of operations.